Exhibit 3.1

AMENDMENT TO BY-LAWS

Section 6.13 is hereby added to the By-Laws of Mobiquity Technologies, Inc. and shall read as follows:

Section 6.13 Duties of Executive Chairman

The office of Executive Chairman shall report to the Board of Directors and shall have such duties as assigned to this office as designated by the Board. As Executive Chairman, this office shall have the following duties and responsibilities in addition to those assigned by the Board:

-	Uphold the highest standards of integrity and probity.
-	Establish and maintain high level strategic industry relevant relationships.
-	Assist senior management in setting overall strategic direction of company.
-	Ensure effective communication with shareholders.
-	Assist with active role in strategic oversight of sales department.